Nasdaq: MESO ASX: MSB Chronic Low Back Pain: MPC-06-ID Strategic Development & Commercialization Partnership with Grünenthal for Europe & Latin America 10 September 2019 Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission | 3 Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

2004: Mesoblast founded in Melbourne, Australia and listed on the ASX 2014: Granted manufacturing pioneer status by Economic Development Board of Singapore 2013: Acquired MSC business from Osiris Therapeutics with trailing earn-out and milestone payments 2011: Entered into manufacturing partnership with Lonza Group in Singapore for MPC medicines 2015: Dual listed on the Nasdaq 2016: TEMCELL® HS Inj (MSC medicine) launched in Japan by Mesoblast licensee JCR 2017: Entered licensing agreement with Takeda for the treatment of certain fistulae; in 2018 Alofisel® received approval in EU 2018: Entered into partnership agreement with Tasly for cardiovascular assets in China 2019: Initiated first BLA submission to US FDA: remestemcel-L (MSC) for steroid refractory acute graft versus host disease (aGVHD) Corporate History 2010: Entered into strategic alliance with Cephalon to develop and commercialize MPC therapeutics 2019: Smith & Nephew acquired Osiris Therapeutics, became Mesoblast’s licensor for the MSC business Over a decade of scientific, manufacturing, clinical development and corporate development experience targeted at bringing to market allogeneic, off-the-shelf cellular medicines for inflammatory diseases | 4 2019: Strategic Partnership in Chronic Low Back Pain in Europe & Latin America with Grünenthal

| 5 Premier Global Cellular Medicines Company Commercialization Innovative Technology Platform1 Innovative technology targets some of the most severe disease states refractory to conventional therapies Well characterized multimodal mechanisms of action Underpinned by extensive, global IP estate Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs). Licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan and markets this product under its trademark, TEMCELL® Hs Inj. Licensee Takeda received first central marketing authorization approval from the European Commission for an allogeneic stem cell therapy and markets this product under its trademark Alofisel®. Late Stage Pipeline Initiated rolling filing with US FDA for approval for steroid-refractory aGVHD Two Phase 3 product candidates – heart failure and back pain – with near term US trial readouts Heart failure Phase 3 product candidate partnered in China Building US sales force for aGVHD launch, if approved Industrial-scale manufacturing to meet commercial demand First approved products commercialized by licensees in Japan2 and Europe3 Continued growth in royalty revenues from strategic partnerships

Commercial Scale Manufacturing Capability Scalable allogeneic “off-the-shelf” cellular medicine platform Manufacturing meets stringent criteria set by international regulatory agencies including FDA and EMA Robust quality assurance processes ensure final product with batch-to-batch consistency and reproducibility Culture expansion scalable for near term commercial needs Proprietary xeno-free technologies being developed to enable sufficient yields for long term global commercial supply Next generation processes using 3D bioreactors to reduce labor and drive down cost of goods Lonza contract manufacturing facility in Singapore | 6

Markets U.S., Europe, China, and Japan Diseases All Tier 1 & Tier 2 Indications, and multiple additional conditions Sources Allogeneic, Autologous, (Bone Marrow, Adipose, Dental Pulp, Placenta), Pluripotent (iPS) ~995 patents and patent applications (68 patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of mesenchymal lineage cells Enables licensing to third parties for different indications, when in alignment with our corporate strategy e.g.TiGenix (subsequently acquired by Takeda) Provides strong global protection against competitors seeking to develop products in areas of core commercial focus Mesenchymal Lineage Precursors and Progeny Global IP Estate Provides Substantial Competitive Advantage |

Commercial and Late-Stage Product Pipeline

MARKETED

PLATFORM	PRODUCT	THERAPEUTIC AREA		APPROVAL	COMMERCIAL RIGHTS	
MSC (Bone Marrow)	TEMCELL® HS Inj[1]	Acute Graft Versus Host Disease	1st allogeneic regen med approved in Japan	✓	JCR	Japan
MSC (Adipose)	Alofisel®[2]	Perianal Fistula	1st allogeneic regen med approved in Europe	✓	Takeda	Global

IN DEVELOPMENT

PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL	PHASE 2	PHASE 3		COMMERCIAL RIGHTS	
MSC suite	Remestemcel-L	Acute Graft Versus Host Disease				BLA submission to FDA underway	mesoblast the regenerative medicine company	
		Crohn's Disease						
		Knee Osteoarthritis						
MPC suite	Revascor	Advanced HF (Class II/III)					TASLY	China
		End-Stage HF (Class III/IV)					mesoblast the regenerative medicine company	ROW
	MPC-06-ID	Chronic Low Back Pain					GRÜNENTHAL	Europe Lat Am
							mesoblast the regenerative medicine company	ROW
	MPC-300-IV	Rheumatoid Arthritis					mesoblast the regenerative medicine company	
		Diabetic Nephropathy						

This chart is figurative and does not purport to show individual trial progress within a clinical program

1. TEMCELL® Hs. Inj. is a registered Trademark of JCR Pharmaceuticals Co Ltd
2. Alofisel® is a registered Trademark of Takeda Pharmaceuticals

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Key Terms of the Strategic Partnership with Grünenthal GmbH Grünenthal takes exclusive license to develop and commercialise MPC-06-ID Indication: for discogenic chronic back pain, disc degeneration and/or functional disability Territory: Europe and Latin America/Caribbean In consideration, Mesoblast will receive Up to US$150 million in upfront and milestone payments prior to product launch, as well as further commercialisation milestone payments. Payments include commitments up to US$45 million within the first year comprising US$15 million on signing, US$20 million on receiving regulatory approval to begin a confirmatory Phase III trial in Europe, and US$10 million on certain clinical and manufacturing outcomes Cumulative milestone payments could exceed US$1 billion depending on the final outcome of Phase III studies and patient adoption.   Mesoblast will also receive tiered double digit royalties on product sales. Mesoblast retains the rights for the rest of world, including the US and Japan markets | 9

Transaction Benefits to Mesoblast Strong commercial partner Delivers commercialization, distribution, sales & marketing Field force comprises around 1,600 people across Europe, Latin America & US – overall focus is on pain – visited nearly 300,000 stakeholders in 2018 (physicians, pharmacists & health administrators) Provides knowledge and knowhow in manufacturing, regulatory affairs (Europe in particular) Advances approval pathway Provides funding for Phase 3 trial in Europe reducing Mesoblast cash outflow Mesoblast and Grünenthal will collaborate on the study design for a confirmatory Phase 3 trial in Europe Confirmatory European and US (currently ongoing) Phase 3 trials are expected to support regulatory approval in both Europe and US ü Transaction focuses on Europe Mesoblast maintains rights to all other geographic markets, including US, Japan and China for additional partnering opportunities to maximize shareholder return Third party endorsement provides validation of technology platform |

Grünenthal – Global Leader in Pain Management Overview Grünenthal is a global leader in pain management and related diseases, with 50 years in pain research A long track record of bringing innovative treatments and state-of-the-art technologies to patients worldwide Strong and capable team with c. 4,900 employees worldwide Solid revenue base with € 1.3 billion in 2018 (c. US$1.5 billion) Commercial presence in 30 countries across Europe, Latin America and the US Products are sold in more than 100 countries #2 Europe1 Source: Grünenthal The ranking based on corporation sales (fixed EUR acc. IQVIA – Status 2018-Q4) in the area of major centrally acting analgesics. #1 Latin America1 |

MPC-06-ID for Chronic Low Back Pain due to Degenerative Disc Disease – Commercial Opportunity

MPC-06-ID: A New Paradigm for Treatment of Chronic Low Back Pain Due to Degenerative Disc Disease

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system[1], including excessive use of opioids in this patient population

Minimal Treatment Options

- Minimal treatment options for patients with chronic low back pain (CLBP) who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for CLBP

Unmet Need

- Disease modifying therapy for durable improvement in pain and function has potential to prevent progression to opioid use or surgical intervention

Market Opportunity

- Over 7m patients are estimated to suffer from CLBP due to degenerative disc disease (DDD) in each of the U.S. and E.U.5 [3,4,5]
- MPC-06-ID development program targets over 3.2m patients in U.S. and 4m in E.U.5 with moderate to severe disease



Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5

Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Simon, J., McAuliffe, M., Shamim, F. (2015) Discogenic Low Back Pain. Phys Med Rehabil Clin N Am 25 (2014) 305–317., 3. Decision Resources: Chronic Pain December 2015., 4. LEK & NCI opinion leader interviews, and secondary analysis., 5. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014., 6. HealthCare Utilization and Cost of Discogenic Lower Back Pain in the US – Anthem/HealthCore.

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Approx. 10 – 15% of Adult Population Suffers from Chronic Lower Back Pain Across the 7 Major Pharmaceutical Markets

Prevalence of Chronic Lower Back Pain (millions)[1]



Japan, 14.9
United States, 33.4
UK, 7.9
Spain, 5.9
Italy, 7.8
Germany, 10.7
France, 7.1

- US prevalence 33.4 million, EU5 39.4 million, Japan 14.9 million
- Growth in the prevalence of CLBP in the U.S. going forward will likely mirror the growth rate of the overall population[2]
- CLBP is most common within the 45-64 age group
- CLBP is nearly twice as common in women as in men in the same age group
- Higher percentage of CLBP patients seeking medical care in the EU3 (~70-80%) compared to the U.S. (~55 – 60%) mainly driven by the broader healthcare coverage in the EU3
  - "… Most of the patients with CLBP will see a doctor, because medical care is free in Germany …"
    Orthopedist, Private practice,

[1] Decision Resources: Chronic Pain Report 2015
[2] LEK Primary / Secondary Research 2013

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| Primary Care Physician (50%) Other (Ortho-/Spine Surgeon, Neurosurgeon, Rehabilitative Medicine Specialist, and Interventional Radiologist) (10%) Patient Presents With Symptoms Pain Specialist or Anesthesiologist (40%) Physical exam Pain scales Imaging (MRIs, X-rays) Imaging Facet joint blocks (nerve blocks) Discography Imaging Facet joint blocks (nerve blocks) Discography Stakeholder Diagnostic Modalities US/EU Patient Journey – 50% of Patients With Moderate-to-Severe CLBP Progress To Specialists For Diagnosis And Treatment Of Discogenic Cause Navigant:  Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014.

Current Patient Treatment Journey (US/EU) for Discogenic CLBP (DCLBP): MPC-06-ID Potential First-Line for DCLBP Refractory to Conservative Treatments | Conservative treatments Products NSAIDs Physical therapy Chiropractic treatments Acupuncture Anticonvulsants (e.g., gabapentin) Opioid analgesics Interventional therapies Surgeries Weak opioid analgesics (e.g., tramadol) Strong opioid analgesics (e.g., oxycodone) Epidural steroid injections (off-label) Radio frequency ablation Spinal cord stimulation Intrathecal pumps Spinal fusion Disc replacement MPC-06-ID: targeting moderate-to-severe DCLBP

Chronic Low Back Pain Inflammation is at the Core of Degenerative Disc Disease McCann MR and Seguin CA. Notochord Cells in Intervertebral Disc Development and Degeneration. J. Dev. Biol. 2016, 4(1), 3; doi:10.3390/jdb4010003 |

MPC-06-ID IL-1β TNFα M1 M2 Macrophage Polarization Inflammation IL-1, IL-6 TNFα Neurite ingrowth Neuropathic pain Structural integrity of annulus Proteoglycans in nucleus MPC-06-ID: Potential Mechanisms of Action in Treating Inflammatory Disc Disease

Control Treatment being used in the Phase 3 Program MPC Dose being used in the Phase 3 Program Phase 2 Clinical Trial – Randomized Patient Allocation Patients with Moderate DDD Randomize Control Treatments (n=40) MPC Treatments (n=60) Saline (n=20) Hyaluronic Acid (n=20) 6M MPCs (n=30) 18M MPCs (n=30)

Phase 2 Clinical Trial Clinical Study Patient Population A prospective, multicenter, double blinded, controlled clinical study comparing two doses of immunoselected, culture-expanded, nucleated, allogeneic MPCs when combined with hyaluronic acid to two control intradiscal injections in subjects with chronic low back pain (> 6 months) due to moderate DDD at one lumbar level from L1 to S1 and unresponsive to conservative therapy for at least 3 months (including physical therapy) Inclusion Criteria DDD with back pain >6 months Failed 3 Months Non-Operative Care Patients with a modified Pfirrmann score of 3, 4, 5 or 6 With or without contained disc herniation up to a 3mm protrusion with no radiographic evidence of neurological compression Disc height loss of <30% compared to a normal adjacent disc based upon radiographic evaluation VAS Back pain >40 ODI Score >30 Exclusion Criteria Modified Pfirrmann score of 1 & 2 or 7 & 8 Clinically significant nerve or sacroiliac joint pain Clinically significant facet pain as determined by a diagnostic medial branch block or facet joint injection Symptomatic involvement of more than one lumbar disc level Discs with full thickness tears with free-flowing contrast through the annulus fibrosis Lumbar intervertebral foraminal stenosis at the affected level(s) resulting in clinically significant spinal nerve root compression

Phase 3 Responder Criteria Used in Post-Hoc Assessment of Phase 2 Clinical Trial Results Questionnaire Scoring Range MIC (Absolute Cutoff) MIC (% Improvement from Baseline) MSB Phase 3 Cutoff Visual Analog Scale (VAS) 0-100 15 points 30% 50% Oswestry Disability Index (ODI) 0-100 10 points 30% 15 points Mesoblast Phase 3 VAS and ODI Cutoffs 50% VAS reduction based upon KOL, regulatory, and payer input 15 point ODI reduction based upon previous FDA approvals of spine products, such as artificial disc replacements and spine fusion devices FDA Guidance on Minimally Important Change (MIC) for Pain and Function1 using a composite endpoint consistent with the CDRH IDE guidance for spinal systems (i.e. spine fusion & artificial disc replacement 1. Ostelo et al. (Spine Vol 33,no1.pp90-94) established MICs for the most frequently used questionnaires to evaluate pain and function in patients with chronic low back pain

B: Phase 2: Treatment Success Responders1,2 at both 12 & 24 Months p = 0.050 Subjects with missing data are classified as non-responders. Treatment Success Responders have a 50% reduction in LBP as measured by VAS AND a 15 point improvement in function as measured by ODI at a) 12 months, and b) both 12 and 24 months and no intervention through 24 months. A: Phase 2: Treatment Success Responders1,2 at 12 Months p = 0.032 Chronic Low Back Pain MPC-06-ID – Post-Hoc Phase 2 results provide target endpoints for Phase 3 trial |

Phase 2 Clinical Trial – 36 Month Results

MPC therapy provides durable results through 36 months

- **Over 36 months:**
  - 82% of the 6 million MPC group who achieved the Phase 3 primary endpoint composite over 24 months maintained treatment success[1]
  - 86% of the 6 million MPC group who successfully met the Phase 3 pain responder criteria (50% pain reduction with no additional intervention at both 12 and 24 months) remained pain responders[2]
  - 92% of the 6 million MPC group who met the Phase 3 functional responder criteria (15-point reduction in ODI and no additional intervention at both 12 and 24 months) remained functional responders[3]

- **There were no significant differences in safety events cell-treated patients and controls over 36 months**

1. Composite Responder must have an optimal pain (50% reduction in VAS) AND function (15 point reduction in ODI) response AND no additional intervention.
2. Pain Responder must have an optimal pain response (50% reduction in VAS) AND no additional intervention.
3. Functional Responder must have an optimal functional improvement (15 point reduction in ODI) AND no additional intervention.

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MPC-06-ID – Ongoing US Phase 3 Clinical Trial Three-arm study comparing 6-million MPC with or without hyaluronic acid (HA) against saline control Primary efficacy endpoint agreed to with FDA: Overall Treatment Success Composite at both 12 and 24 months as measured by: At least 50% reduction from baseline in Visual Analogue Scale (VAS) pain score at both 12 and 24 months post-treatment; and At least a 15 point decrease from baseline in Oswestry Disability Index (ODI) function score at both 12 and 24 months post-treatment; and No interventions affecting the treated disc through 24 months Study powered to show efficacy for both 6-million MPC arms (with and without HA) 404 patient 2:1 randomized Phase 3 trial completed enrollment March 2018; all patients have completed 12 month safety and efficacy follow-up |

MPC-06-ID – Development Strategy for US & Europe Phase 3 trial in chronic low back pain completed enrollment in March 2018 with 404 patients randomized to receive MPC-06-ID or placebo. All patients have now completed at least 12 months of safety and efficacy follow-up. Follow-up continuing to a 24-month assessment of safety and efficacy by the first quarter of CY 2020, with readouts planned mid-CY2020 Initiate confirmatory Phase 3 trial in Europe in partnership with Grünenthal Complete commercial manufacturing in partnership with Grünenthal Results of confirmatory Phase 3 clinical trials in US and Europe, together with commercial manufacturing, expected to support regulatory approval and commercial launches in both Europe and US for MPC-06-ID in chronic discogenic low back pain |